UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. __)

Gritstone bio, Inc.

(Name of Issuer)

Common Stock, $0.0001 par value per share

(Title of Class of Securities)

39868T105

(CUSIP Number)

September 30, 2024

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☒	Rule 13d-1(c)

☐	Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 39868T105

1	Name of Reporting Person RedCo II Master Fund, L.P.
2	Check the Appropriate Box if a Member of a Group (See Instructions) (A) ☐ (B) ☐
3	SEC Use Only
4	Citizenship or Place of Organization Cayman Islands

number of shares beneficially owned by each reporting person with	5	Sole Voting Power 0
	6	Shared Voting Power 8,197,331 (consisting of 0 shares of Common Stock and 8,197,331 Warrant Shares under the Beneficial Ownership Blocker) (1)
	7	Sole Dispositive Power 0
	8	Shared Dispositive Power 8,197,331 (consisting of 0 shares of Common Stock and 8,197,331 Warrant Shares under the Beneficial Ownership Blocker) (1)

9	Aggregate Amount Beneficially Owned by Each Reporting Person 8,197,331 (consisting of 0 shares of Common Stock and 8,197,331 Warrant Shares under the Beneficial Ownership Blocker) (1)
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)
11

Percent of Class Represented by Amount in Row (9)

6.2% (0% derived from beneficial ownership of Common Stock and 6.2% derived from beneficial ownership of Warrant Shares under the Beneficial Ownership Blocker) (2)

12	Type of Reporting Person (See Instructions) PN

(1) The beneficial ownership of RedCo II Master Fund, L.P. (“RedCo II”) is comprised solely of 8,197,331 shares of Common Stock issuable upon exercise of certain Pre-Funded Warrants to Purchase Common Stock (the “Warrants” and the shares issuable thereunder, the “Warrant Shares”) under the Beneficial Ownership Blocker (as defined below). The reported securities may be deemed beneficially owned by Redmile Group, LLC as investment manager of RedCo II, and also may be deemed beneficially owned by Jeremy C. Green as the principal of Redmile Group, LLC. Redmile Group, LLC and Mr. Green each disclaim beneficial ownership of these shares, except to the extent of its or his pecuniary interest in such shares, if any. Pursuant to the terms of the Warrants, a holder of a Warrant does not have the right to exercise any portion of the Warrant held by such holder, and any such exercise shall be void ab initio, to the extent (but only to the extent) that after giving effect to such issuance after exercise, the holder (together with the holder’s affiliates, and any other persons acting as a group together with the holder or any of the holder’s affiliates), would beneficially own in excess of 9.99% (the “Beneficial Ownership Limitation”) of the number of shares of Common Stock outstanding immediately after giving effect to the issuance of Warrant Shares issued upon exercise of the Warrant (the “Beneficial Ownership Blocker”). The Beneficial Ownership Limitation may be changed at a holder’s election upon 61 days’ notice to the Issuer. The 8,197,331 Warrant Shares reported as beneficially owned by RedCo II in this Schedule 13G represent the maximum amount of Common Stock issuable to RedCo II under the Beneficial Ownership Blocker (calculated in accordance with footnote (2) below).

(2) Percentage based on 131,306,404 shares of Common Stock deemed outstanding, based on the outstanding shares of Common Stock reported by the Issuer in its quarterly report on Form 10-Q for the quarterly period ended June 30, 2024 filed with the SEC on August 13, 2024 (the “Form 10-Q”), the Warrant Shares issued upon exercise of certain Warrants since the filing of the Form 10-Q, and the reported Warrant Shares, which, due to the Beneficial Ownership Limitation, is the maximum number of shares that could be issued to RedCo II upon exercise of the Warrants.

Item 1.

(a)	Name of Issuer

Gritstone bio, Inc.

(b)	Address of Issuer’s Principal Executive Offices

5959 Horton Street, Suite 300

Emeryville, California 94608

Item 2.

(a)	Name of Each Person Filing (each, a “Reporting Person”)

RedCo II Master Fund, L.P.

(b)	Address of Principal Business office or, if None, Residence

c/o Redmile Group, LLC

One Letterman Drive

Building D, Suite D3-300

The Presidio of San Francisco

San Francisco, California 94129

(c)	Citizenship

Cayman Islands

(d)	Title of Class of Securities

Common Stock, $0.0001 par value per share

(e)	CUSIP Number

39868T105

Item 3.	If this statement is filed pursuant to §§ 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);

(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);

(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);

(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8);

(e)	☐	An investment adviser in accordance with § 240.13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with § 240.13d-1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);

(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	☐	A non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J);

(k)	☐	Group, in accordance with § 240.13d-1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J), please specify the type of institution: _______

Item 4.	Ownership.

(a)	Amount beneficially owned:

8,197,331 (consisting of 0 shares of Common Stock and 8,197,331 Warrant Shares under the Beneficial Ownership Blocker)*

(b)	Percent of class:

6.2% (0% derived from beneficial ownership of Common Stock and 6.2% derived from beneficial ownership of Warrant Shares under the Beneficial Ownership Blocker)**

(c)	Number of shares as to which RedCo II Master Fund, L.P. has:

(i)	Sole power to vote or to direct the vote: 0
(ii)	Shared power to vote or to direct the vote: 8,197,331 (consisting of 0 shares of Common Stock and 8,197,331 Warrant Shares under the Beneficial Ownership Blocker)*
(iii)	Sole power to dispose or to direct the disposition of: 0
(iv)	Shared power to dispose or to direct the disposition of: 8,197,331 (consisting of 0 shares of Common Stock and 8,197,331 Warrant Shares under the Beneficial Ownership Blocker)*

*	RedCo II’s beneficial ownership of the Issuer’s Common Stock is comprised solely of 8,197,331 Warrant Shares issuable under the Beneficial Ownership Blocker. The reported securities may be deemed beneficially owned by Redmile Group, LLC as investment manager of RedCo II, and also may be deemed beneficially owned by Jeremy C. Green as the principal of Redmile Group, LLC. Redmile Group, LLC and Mr. Green each disclaim beneficial ownership of these shares, except to the extent of its or his pecuniary interest in such shares, if any. Pursuant to the terms of the Warrants, the Issuer may not effect any exercise of any Warrant, and a holder of a Warrant does not have the right to exercise any portion of the Warrant held by such holder, if the Beneficial Ownership Blocker applies. The 8,197,331 shares of Common Stock reported as beneficially owned by RedCo II in this Schedule 13G represent the maximum amount of Warrant Shares issuable under the Beneficial Ownership Blocker.

**	Percentage based on 131,306,404 shares of Common Stock deemed outstanding, based on the outstanding shares of Common Stock reported by the Issuer in Form 10-Q, the Warrant Shares issued upon exercise of certain Warrants since the filing of the Form 10-Q, and the reported Warrant Shares, which, due to the Beneficial Ownership Limitation, is the maximum number of shares that could be issued to RedCo II upon exercise of the Warrants.

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following ☐

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

N/A.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.

N/A.

Item 8.	Identification and Classification of Members of the Group.

N/A.

Item 9.	Notice of Dissolution of Group.

N/A.

Item 10.	Certifications.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: October 7, 2024

RedCo II Master Fund, L.P.
By: Redco II (GP), LLC, its general partner

/s/ Jeremy C. Green
Name: Jeremy C. Green
Title: Managing Member